FOR IMMEDIATE RELEASE

PRESS RELEASE

Brookfield HIRES WOODWARD TO RUN MULTIFAMILY DIVISION

NEW YORK CITY (May 19, 2015) – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) announced today that David Woodward has been hired to oversee Brookfield’s apartment business and strategy.

Brookfield has interests in 28,000 multifamily units including a majority interest in Fairfield Residential, a San Diego based owner, developer and property manager of apartment properties nationally.  Brookfield owns other multifamily portfolios across the United States, controls development sites in major U.S. markets including New York City, Washington, D.C. and Los Angeles, and has been eyeing international expansion.

“We are very pleased to have someone of Dave’s caliber and reputation in the industry join the Brookfield team,” said Ric Clark, chief executive officer of Brookfield Property Group.  “Bringing Dave in to lead this effort on our multifamily platform is an important next step as we expand our footprint.”

Woodward said, “I’m very excited to be joining the Brookfield team after long runs at Archstone, Laramar and Fortress.  The opportunity at Brookfield on the multifamily side was just too good to pass up given their rapidly growing domestic portfolio and their international reach.  I look forward to helping Brookfield develop their apartment investments into a world-class platform.”

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ABOUT BROOKFIELD

Brookfield Property Partners is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

Media Contact:

Melissa Coley

Vice President, Communications

Brookfield

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Investor Contact:

Matt Cherry

Vice President, Investor Relations

Brookfield

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

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